EXHIBIT 5.1
F. Mark Reuter
Direct Dial: (513) 579-6415
Facsimile: (513) 579-6457
E-Mail: mreuter@kmklaw.com

February 4, 2016
LSI Industries Inc.
1000 Alliance Road
Cincinnati, Ohio  45242
Ladies and Gentlemen:
We are familiar with your Articles of Incorporation, Amended and Restated Code of Regulations and corporate proceedings and have served as your counsel in connection with the registration of 1,200,000 shares of common stock that you intend to issue in connection with the LSI Industries Inc. Amended and Restated 2012 Stock Incentive Plan (the "2012 Plan").
On the basis of the foregoing, we are of the opinion that you have taken all necessary and required corporate actions in connection with the issuance of 1,200,000 shares of common stock under the 2012 Plan, and when issued under the terms of the 2012 Plan, the aforesaid 1,200,000 shares of common stock will be validly authorized, legally issued, fully paid and nonassessable shares of common stock of the corporation free of any preemptive rights.
This opinion is given as of the date hereof.  We assume no obligation to update or supplement this opinion to reflect any facts or circumstances which may hereafter come to our attention or any changes in laws which may hereafter occur.  This opinion is strictly limited to the matters stated herein and no other or more extensive opinion is intended, implied or to be inferred beyond the matters expressly stated herein.
We hereby consent to be named in the Registration Statement as the attorneys who have passed upon legal matters in connection with the issuance of the common stock and to the filing of this opinion as an exhibit to the Registration Statement.  In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.
Sincerely,

/s/ KEATING MUETHING & KLEKAMP PLL